UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35962

NATHAN'S FAMOUS, INC.

(Exact name of registrant as specified in its charter)

One Jericho Plaza

Jericho, New York 11753

516-338-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

* On October 26, 2026, pursuant to the Agreement and Plan of Merger, dated as of January 20, 2026, by and among Nathan's Famous, Inc., a Delaware corporation (the “Company”), Smithfield Foods, Inc., a Virginia corporation (“Buyer”) and Boardwalk Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Buyer (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Buyer.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nathan's Famous, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Nathan's Famous, Inc.

Date: November 5, 2026	By:	/s/ Mark L. Hall
	Name:	Mark L. Hall
	Title:	President